

Mail Stop 7010

December 10, 2007

via U.S. mail and facsimile

Richard K. Crump, Chief Executive Officer
Sterling Chemicals, Inc.
333 Clay Street, Suite 3600
Houston, Texas 77002-4109

> **RE:** **Sterling Chemicals, Inc.**
> **Registration Statement on Form S-4**
> **Filed Date November 20, 2007**
> **File Number 333-145803**

Dear Mr. Crump:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

The Company, page 1

1. Please provide a more comprehensive discussion of the facts and circumstances that led you to enter into the long-term exclusive styrene supply agreement with NOVA chemicals. In this regard, we note from your pro forma financial

Mr. Richard K. Crump
Sterling Chemicals, Inc.
December 10, 2007
Page 2

statements that this agreement will materially impact your results of operations. However, it is unclear from your disclosures how this agreement will impact your current and future cash flows as well as other aspects of your business. Expand your discussion herein and throughout the filing to provide, to the extent practicable, forward looking information regarding how this agreement will impact your company. Ensure your disclosures clarify the cash flows you historically generated from your styrene business and address whether you believe the $60 million payment adequately mitigates your loss of potential future cash flows.

The Registered Notes, page 9

2.   We note that the 10 ¼% Senior Secured Notes due 2015 will be unconditionally guaranteed by all of your current and future domestic restricted subsidiaries. Please provide the financial statements required by Rule 3-10(a)(1) or provide the disclosures required by Rule 310(a)(2)(b)(c)(d)(e) or (f) as appropriate. Please note that these disclosures must be provided in an audited footnote.

3.   As indicated herein and page 104, we note that the 10 ¼% Senior Secured Notes due 2015 will be collateralized by the capital stock of Sterling Chemicals and its restricted subsidiaries. With reference to Rule 3-16 of Regulation S-X, please address the need to provide the separate financial statements of those entities whose securities constitute a substantial portion of collateral.

Probable Acquisition

4.   We refer you to your letter dated October 25, 2007, to Mr. Craig Olinger. In that letter you discussed a potential business acquisition for which you anticipate that the level of significance to exceed the 50% significance level. Please tell us the current status of this potential acquisition. If you deem this business acquisition to be probable, you must provide the financial statements required by Rule 3-05 of Regulation S-X. Please note that your assessment of "probability" requires consideration of all available facts. In this regard, FRC 506.02(c)(ii) indicates that an acquisition is probable where the registrant's financial statements alone would not provide adequate financial information to make an investment decision. Refer to Item 12(b)(2)(ii) of Form S-4. Notwithstanding the need to provide Rule 3-05 financial information, please address the need to discuss this potential acquisition in your Form S-4.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 37

5.   Footnote (4) "eliminates the impairment of styrene assets which took place in December 2006 and was not related to the current Transactions." Footnote (5) eliminates other income related to your styrene assets. Please note that you may not eliminate non recurring charges that are not directly affected by the

transaction.   We assume however that this charge and other income will be reclassified to discontinued operations once the styrene assets are disposed of. As such, please revise your disclosures to clarify that you are eliminating this charge and other income from continuing operations but that such amounts will be reflected within discontinued operations in the period of disposal.

6.   You indicate in your Recent Development section that under the long-term exclusive styrene agreement with NOVA you are responsible for the closure costs of the styrene facility and that these closure costs are expected to be between $10 million and $13 million. Please address SFAS 143 and provide us with an understanding of how you determined the amount of your closure costs. Please reflect these costs in your pro forma balance sheet or tell us why no accrual is necessary. Regardless of the need to accrue for such costs, your pro forma financial statements should clearly discuss these obligations.

7.   You also indicate in your Recent Development section that unless certain strategic initiatives being pursued are implemented you anticipate reducing your workforce over the next nine months in connection with your exit from the styrene business. Please expand your pro forma disclosures to clarify this fact and address the need to accrue for the $4 to $5 million in severance costs related to this workforce reduction.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 40
8.   We note that footnote (9) assumes the monetization of the working capital associated with the styrene asset group.   It is unclear to us whether this adjustment is factually supportable. We believe that in accordance with paragraph 46 of SFAS 144 you should present all the assets and liabilities of the styrene business separately in the asset and liability sections of your pro forma balance sheet.

9.   We note that the inventory balance of $43.3 million as of September 30, 2007 relates to the styrene business. Please disclose the manner in which you plan to dispose of or sell this inventory and address the need to record any impairment charge related to this inventory.

10.   We note that you reflect the impact on retained earnings (accumulated deficit) for the $1.4 gain on the sale of your railcars to Nova Chemicals. We see no related property, plant and equipment charge related to this transaction. We therefore assume the railcars had a carrying value of zero. Please revise your disclosures to clarify.

Selected Consolidated Financial and Operating Data, page 42
11.   Pursuant to Item 301 of Regulation S-K, please revise your table of financial data to present your redeemable Series A Convertible Preferred Stock.

12.   It appears that your ratio of earnings to fixed charges is less than a one-to-one coverage for the nine months ended September 30, 2007 and the Predecessor fiscal year ended September 30, 2002. To better clarify and provide consistent disclosures, replace the 0.9 and the 0.3 with a dash.

13.   Given the significant impact the termination of your long-term styrene supply agreement and exit from the styrene business will have on your business, please revise your summary and selected financial data to clearly highlight this transaction and either cross reference to, or provide, the relevant pro forma financial information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Business, page 43

14.   As indicated on page 62 of the filing, we note that beginning in August 2006 the portion of the profits you receive from the sales of acetic acid produced at your plant increased and BP is no longer required to pay you the set monthly payment that you received prior to that time. We have the following comments regarding this contract.

- Please better clarify this change in payments. What were the historical "set monthly payments" intended to cover? Specifically, did the set monthly amount relate to the reimbursement of your fixed and variable costs of production? If so, does this mean you are no longer guaranteed reimbursement of your fixed and variable costs?   Is there a risk that the portion of profits received from the sales of acetic acid might not cover your fixed and variable costs of production? Ensure your expanded disclosures address these points.
- Did this change impact your results of operations subsequent to August 2006? If so, please expand Management's Discussion and Analysis to fully discuss.
- Ensure the revised terms of this contract is accurately discussed in the Overview – Business section of your Management's Discussion and Analysis and elsewhere throughout the filing.

Comparison of 2006 to 2005 and 2005 to 2004 – Gross Profit, page 47

15.   Please expand your discussion of cost of goods sold and gross profit. In this regard, it is unclear from your disclosure what your gross profits were on your acetic acid versus plasticizers revenues. Discussions of cost of goods sold for each product as a percentage of revenues will help highlight the underlying causes for changes in gross profits percentages which should be clearly disclosed and discussed. In addition, we note that cost of goods sold exceeded your revenue by

$11.2 million for the year ended December 31, 2005, which is a significant change as compared to gross profit of $22.3 million for the year ended December 31, 2004. Please revise your disclosure to identify the contributing factors leading to the decline of your gross profit year over year.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006, page 49

Other income (expense), page 50
16.	You disclose that you recorded $0.8 million to write-down one of your investments to fair value. Please revise your filing to discuss the nature of this investment, the remaining carrying value of this investment and the contributing factors behind this charge to income.

Liquidity and Capital Resources, page 51

17.	As discussed in your Legal Proceedings section on page 66 of the filing, we note that you initiated an arbitration proceeding against BP Chemical on August 17, 2006 because BP Chemicals was short paying your invoices for manufacturing expenses based on their interpretation of provisions in the acetic acid production agreement. Please revise your filing to discuss the impact these short payments had on your liquidity.

18.	Please revise your filing to disclosure whether you were in compliance with your debt covenants as of December 31, 2006 and September 30, 2007.

19.	You indicate that your cash flows used in operations in 2006 as compared to cash flows provided by operations in 2005 were driven by an increase in accounts receivable and inventories but you do not indicate the reasons behind such increases. Please expand your disclosures to clarify. Address this comment as it relates to your discussion of operating cash flows for the nine months ended September 30, 2007.

Contractual Cash Obligations, page 54
20.	Given the materiality of your redeemable preferred stock, please include such obligations within your table or provide a footnote clarifying that you have such an obligation but the preferred stock is not currently redeemable or probable of redemption.

Audited Financial Statements as of and for the Three Years ended December 31, 2007

Inventory, page F-6
21.	We note you recorded lower of cost or market adjustments of $3 million and $16 million for the years ended December 31, 2005 and 2004. Expand your

disclosure herein or Management's Discussion and Analysis to fully explain why the adjustments were necessary (i.e. discuss the contributing economic factors) and the product(s) they relate to. Please ensure you also address the $1.5 million lower of cost or market adjustment for the nine months ended September 30, 2007.

22.   We note that you entered into agreements with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Please expand your disclosures to clarify how you account for these exchanges. Supplementally quantify the amount of inventory exchanged during each period presented and the authoritative literature you relied on to account for these exchanges.

Property, Plant and Equipment, page F-6
23.   We note that you may incur closure costs upon exiting the styrene business. Please expand your disclosures to fully address your asset retirement obligations related to your styrene and other businesses and provide the disclosures required by paragraph 22 of SFAS 143.

24.   You indicate within the Overview-Business section of Management's Discussion and Analysis that you jointly invest with BP Chemicals in capital expenditures related to your acetic acid facility. Please more fully discuss this joint investment as well as the accounting for this agreement.

Long-Lived Assets, page F-7
25.   We note that during 2006 you recorded a pre-tax impairment charge of approximately $128 million related to your long-lived styrene assets. Given the significance of this charge, please expand your disclosures to provide detailed information regarding the facts and circumstances that led to the impairment and the method or methods for determining fair value. Refer to paragraph 25a and 25c of SFAS 144. In addition, although we note your statement on page 47 that "As noted previously, we recorded an impairment of $128 million in 2006 related to our styrene business." we do not see where you have provided good robust disclosure of this significant impairment charge. Please revise MD&A accordingly.

Revenue Recognition, page F-7
26.   You disclose that revenues from profit sharing arrangements are estimated and accrued monthly. With reference to SAB 104 and the terms of your profit sharing arrangements, please address the appropriateness of accruing such amounts. Ensure your response discusses the amount of time between when you ship your product and when you "earn" your profit sharing revenues as stipulated in the profit sharing arrangement.

27.	We note your ongoing dispute with BP Chemicals regarding your acetic acid production agreement. Please clarify how you are recognizing revenues related to these sales. If you are recognizing revenue in excess of amounts being currently paid by BP Chemicals, please address the fact that SAB Topic 13.A.1 requires that (a) the seller's price to the buyer is fixed or determinable and (b) collectability is reasonably assured for revenue to be recognized.

28.	You disclose deferred credits are amortized over the life of the contracts which gave rise to them. Please revise your filing to identify to the source(s), amount(s) of deferred revenue and the period(s) over which you will recognize revenue.

29.	We note that you recognize revenue under your raw material conversion agreements when products are shipped and title passes. Based on this disclosure, we assume you are recognizing revenue under these agreements on a gross basis. With reference to EITF 99-19: Reporting Revenue Gross as a Principal versus Net as an Agent and the specific terms of your material conversion agreement, please address the appropriateness of this presentation.

Note 12 - Capital Stock
30.	We have the following comments on your Series A Convertible Preferred Stock.

- Given the redemption terms of your Series A Convertible Preferred Stock and your classification of such securities outside stockholders equity, please discuss these securities separately from your permanent equity.
- Disclose how you are accounting for these securities. With reference to EITF Topic D-98 and the redemption terms of these securities, address how you determined the appropriate carrying value of these securities as of each balance sheet date presented. If the Series A Convertible Preferred Stock is not redeemable currently and it is not probable that it will become redeemable, ensure that you provide disclosure of why it is not probable that the security will become redeemable.
- If the redemption amount is greater than the carrying value at each balance sheet date, please expand your disclosures to disclose the redemption amount.
- Disclose how your are accounting for the quarterly cumulative 4% dividend payable in additional shares of Series A Convertible Preferred Stock. With reference to the conversion terms of these securities, please address whether these quarterly issuances of the additional shares of Series A Convertible Preferred Stock results in a beneficial conversion feature that must be measured and recognized in accordance with EITF 98-5.

September 30, 2007 Interim Financial Statements

31.	You disclose within the Discontinued Operations discussion on page 46 that, "Due to the anticipated shut down of our styrene plant discussed above, we expect to report the operating results of the styrene business as discontinued operations in our consolidated statement of operations, balance sheets and cash flows when these operations have ceased. We expect this to occur in the fourth quarter of 2007 or the first quarter of 2008." Please expand your disclosures to clarify the nature of your styrene operations subsequent to the September 17, 2007 long-term supply agreement such that discontinued operations presentation was not required as of September 30, 2007. In this regard, we note that pursuant to paragraph 28 of SFAS 144 a long-live asset to be abandoned is disposed of when it ceases to be used.

32.   In light of the September 17, 2007 long-term exclusive styrene supply agreement, please tell us what consideration you gave to revising your depreciation estimates to reflect the use of your styrene plant over its apparently shortened useful life. Refer to paragraph 28 of SFAS 144.

Form 10-K for the Fiscal Year Ended December 31, 2006 and Form 10-Q for the nine months ended September 30, 2007

Item 9A and Item 4. Controls and Procedures

33. We note that you provide an incomplete definition for disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm, if true, that your controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please revise future filing to include the entire definition for disclosure controls and procedures or simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

*   *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested

Mr. Richard K. Crump
Sterling Chemicals, Inc.
December 10, 2007
Page 9

supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey McKoy at (202) 551-3772 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 555-3711 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director